
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

February 14, 2006

VIA U.S. MAIL AND FAX (317) 631-3750
Mr. David R. Newcomer
Interim Chief Financial Officer
Emmis Communications Corporation
One Emmis Plaza
40 Monument Circle, Suite 700
Indianapolis, Indiana 46204

> **Re: Emmis Communications Corporation**
> **Form 10-K for Fiscal Year Ended February 28, 2005**
> **Filed May 16, 2005**
> **Form 10-Q for the Quarter Ended August 31, 2005**
> **Filed October 11, 2005**
> **File No. 0-23264**

Dear Mr. Newcomer:

We have reviewed your supplemental response letter dated January 11, 2006 as well as your filing and have the following comments. As noted in our comment letter dated December 20, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

e. Television Programming, page 69.

1. We note your response to our prior comment 3. Tell us the amount of revenue and expense you recognized with respect to these transactions for each of the periods presented in your financial statements. In addition, tell us how you concluded that your method approximates the fair value of your discounted programming and what your basis is for the applicable discount rate.

Note 2. Intangible Assets and Goodwill

Indefinite-lived Intangibles, page 13

2. We note your response to our prior comment 4. It is not clear from your response and your disclosures in the Form 10-Q for the quarter ended November 30, 2005 that you test your FCC licenses at the unit of accounting level, instead of at the reporting unit level. Please revise in future filings.

Note 3. Significant Events, page 14

3. We note your response to prior comment 8. It appears that Section 11 of the preferred stock agreement contains a provision that requires redemption upon a going private transaction. Tell us if the subject provision would preclude permanent equity classification. Refer to EITF D-98 and ASR 268.

*   *   *   *

Please respond to these comments within 10 business days via EDGAR or tell us when you will provide us with a response. You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director